UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 15)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,577,072
	8	SHARED VOTING POWER 19,232
	9	SOLE DISPOSITIVE POWER 6,577,072
	10	SHARED DISPOSITIVE POWER 19,232
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,596,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.02%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates LLC, a New Jersey Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,232
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. James T. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,232
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This Amendment No. 15 to the Statement on Schedule 13D (the “Amendment No. 15”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009, Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009, Amendment No. 6 to the Statement on Schedule 13D filed on December 28, 2009, Amendment No. 7 to the Statement on Schedule 13D filed on February 22, 2010, Amendment No. 8 to the Statement on Schedule 13D filed on June 2, 2010, Amendment No. 9 to the Statement on Schedule 13D filed on July 6, 2010, Amendment No. 10 to the Statement on Schedule 13D filed on July 19, 2010, Amendment No. 11 to the Statement on Schedule 13D filed on August 3, 2010, Amendment No. 12 to the Statement on Schedule 13D filed on September 16, 2010, Amendment No. 13 to the Statement on Schedule 13D filed on October 1, 2010 and Amendment No. 14 to the Statement on Schedule 13D filed on November 17, 2010 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 15, the Initial Schedule 13D, as amended by this Amendment No. 15, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Amendment No. 14, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On November 16, 2010, the Company and Mr. Bolger (and certain other related persons only with respect to certain sections thereof) entered into an Amended and Restated Securities Purchase Agreement for the purchase and sale of $25 million worth of shares of Common Stock (the “A&R Bolger Agreement”) to Mr. Bolger. The A&R Bolger Agreement was incorporated by reference as Exhibit 31 to Amendment No. 14 and is incorporated herein by reference.  The transactions contemplated by the A&R Bolger Agreement were consummated on January 28, 2011.  The 6,250,000 shares of Common Stock purchased by Mr. Bolger were sold at a per share purchase price equal to $4.00 per share taking into account the reverse stock split consummated by the Company on November 22, 2010.

In addition, on November 16, 2010, the Company and an affiliate of Lightyear Fund II, L.P. (“Lightyear”) entered into an Amended and Restated Securities Purchase Agreement, which amended and restated in its entirety the Securities Purchase Agreement between the same parties, dated as of October 29, 2009, for the purchase and sale of $45,875,000 worth of shares of Common Stock to Lightyear (the “A&R Lightyear Agreement”). The Company also entered into Securities Purchase Agreements (together with the A&R Bolger Agreement and A&R Lightyear Agreement, the “Securities Purchase Agreements”) with each of affiliates of WL Ross & Co. L.L.C. (“WL Ross”), Leonard Green & Partners, L.P. (“Leonard Green”) and certain other investors (together with Lightyear, WL Ross and Leonard Green, the “Other Investors”).  The sales of Common Stock to Mr. Bolger and the Other Investors (the “Private Offerings”) closed on January 28, 2011. The shares of Common Stock in the Private Offerings to the Other Investors were sold at a per share purchase price equal to $4.00 per share, taking into account the reverse stock split consummated by the Company on November 22, 2010, for total gross proceeds to the Company of $177 million.

Subject to certain conditions under the A&R Bolger Agreement, the A&R Lightyear Agreement, the Securities Purchase Agreement with WL Ross and the Securities Purchase Agreement with Leonard Green (collectively, the “Lead Investor Agreements”), the Company granted each of Mr. Bolger, Lightyear, WL Ross and Leonard Green (collectively, the “Lead Investors”) preemptive rights on any subsequent offering of the Company’s securities at the same price (net of any underwriting discount or sales commission) with respect to such issuance of securities. Each such party will have such rights until such time as it, or its respective affiliates, cease to own 5% or more of all outstanding Common Stock.

Under the Lead Investor Agreements, so long as a Lead Investor owns at least 5% of the outstanding Common Stock of the Company, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for such Lead Investor and its affiliates.

Pursuant to the terms and conditions of the A&R Bolger Agreement, for so long as Mr. Bolger, together with his affiliates, owns at least 5% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to nominate one candidate for election to each of the board of directors of the Company and the board of directors of the Bank of the Cascades as candidates recommended by the board of directors of the Company, unless Mr. Bolger’s nominee is still serving as a director on each board and will continue to serve after the relevant election.  Subject to any applicable exchange listing standards and independence requirements, Mr. Bolger will be entitled to elect that his designee on the boards of directors serve on up to two committees (other than the audit committee) of each of the board of directors of the Company and the board of directors of the Bank of the Cascades; this will not restrict the designee from serving on any other committee to which he is appointed by either board of directors.  In addition, for so long as Mr. Bolger, together with his affiliates, owns at least 5% or more of all of the outstanding shares of Common Stock, Mr. Bolger will have the right to designate a nonvoting board observer to attend meetings of each of the board of directors of the Company and the board of directors of the Bank of the Cascades (including any committee of either board).

Pursuant to the A&R Bolger Agreement, certain sections of the Shareholders Agreement, dated as of December 27, 2005, by and among the Company, Mr. Bolger, Two-Forty LLC and certain other shareholders were terminated and are no longer in force, including sections regarding restrictions on the transfer of shares, board participation and voting rights, shelf and demand registrations and mandated stock certificate legends.

The foregoing description of the Securities Purchase Agreements is a summary of certain material terms of such agreements and does not purport to be a complete description of all of the terms of such agreements. The A&R Bolger Agreement was incorporated by reference as Exhibit 31 to Amendment No. 14 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the agreement filed as an exhibit to Amendment No. 14.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 15 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

After giving effect to Mr. Bolger’s purchase of Common Stock pursuant to the A&R Bolger Agreement, Mr. Bolger beneficially owns 6,596,304 shares of Common Stock, which represent approximately 14.02% of the outstanding shares of Common Stock. This total comprises 6,577,072 shares of Common Stock that Mr. Bolger owns directly as an individual and 19,232 shares of Common Stock that Mr. Bolger owns indirectly through Two-Forty LLC, of which he owns 25% of the membership interests and his son, James T. Bolger, is managing member. All of the share totals in this Amendment No. 15 reflect the reverse stock split the Company effected on November 22, 2010.

Two-Forty LLC beneficially owns 19,232 shares of Common Stock, which represent approximately 0.04% of the outstanding shares of Common Stock.

(b) Mr. Bolger has the sole power to vote or to direct the vote or to dispose or direct the disposition of 6,577,072 shares of Common Stock.

Mr. Bolger owns 25% of the membership interests of Two-Forty LLC and has shared power to vote or to direct the vote or to dispose or direct the disposition of 19,232 shares of Common Stock held by Two-Forty LLC. James T. Bolger, Mr. Bolger’s son, is managing member of Two-Forty LLC, owns 25% of its membership interests and has shared power to vote or to direct the vote or to dispose or direct the disposition of 19,232 shares of Common Stock held by Two-Forty LLC.

(c) As fully described in Item 4 above, on January 28, 2011, Mr. Bolger acquired 6,250,000 shares of Common Stock at $4.00 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end of the final paragraph thereof:

Pursuant to the  A&R Bolger Agreement, the parties entered into a Registration Rights Agreement, which is set forth as Exhibit 32 hereto. The Company must prepare and file a shelf registration statement covering all registrable securities in accordance with the Registration Rights Agreement. The parties to the Registration Rights Agreement, including Mr. Bolger, must promptly advise the Company if they intend to distribute their securities by means of an underwritten offering and the Company must use its reasonable best efforts to facilitate such distribution pursuant to the shelf registration statement. However, the Company is not required to use its reasonable efforts to facilitate an offering unless the expected gross proceeds from the offering exceed $1 million. In addition, the Company is not required to effect a registration during certain scheduled black-out periods or, subject to certain qualifications, if the board of directors of the Company determines in good faith that such offering would be materially detrimental to the Company or its shareholders.

Mr. Bolger and the other parties to the Registration Rights Agreement will also be given prompt written notice of any proposal to register securities under the shelf registration statement to allow the parties to register their shares in such registration.

The foregoing description of the Registration Rights Agreement is a summary of certain material terms of such agreement and does not purport to be a complete description of all terms of such agreement. The foregoing description is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 32 hereto.

As described above in item 4, pursuant to the terms and conditions of the A&R Bolger Agreement, certain sections of the Shareholders Agreement, dated as of December 27, 2005, by and among the Company, Mr. Bolger, Two-Forty LLC and certain other shareholders were terminated and are no longer in force, including sections regarding restrictions on the transfer of shares, board participation and voting rights, shelf and demand registrations and mandated stock certificate legends. Mr. Bolger’s right to nominate a director to the Company’s Board of Directors will continue under the Bolger Purchase Agreement as described under Item 4 above.  In addition, as described above in this Item 6, Mr. Bolger will receive certain registration rights under the Registration Rights Agreement.

The foregoing description of the A&R Bolger Agreement is a summary of certain material terms of such agreement and does not purport to be a complete description of all of its terms.   The A&R Bolger Agreement was incorporated by reference as Exhibit 31 to Amendment No. 14 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the agreement filed as an exhibit to Amendment No. 14.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit No.	Description

32.
Registration Rights Agreement, dated as of December 27, 2005, by and among the Company, Mr. Bolger, Two-Forty LLC, the David F. Bolger 2008 Grantor Retained Annuity Trust, the David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust, LG C-Co, LLC, WLR CB AcquisitionCo LLC, BOTC Holdings LLC, Weichert Enterprise LLC, Keefe Ventures Fund LP, Alden Global Value Recovery Fund, L.P. and Cougar Trading, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 31, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2011

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES LLC, a New Jersey Limited Liability Company

By:	/s/ James T. Bolger
James T. Bolger, its managing member

JAMES T. BOLGER

/s/ James T. Bolger
James T. Bolger

INDEX OF EXHIBITS

Exhibit No.	Description

32.
Registration Rights Agreement, dated as of December 27, 2005, by and among the Company, Mr. Bolger, Two-Forty LLC, the David F. Bolger 2008 Grantor Retained Annuity Trust, the David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust, LG C-Co, LLC, WLR CB AcquisitionCo LLC, BOTC Holdings LLC, Weichert Enterprise LLC, Keefe Ventures Fund LP, Alden Global Value Recovery Fund, L.P. and Cougar Trading, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 31, 2011).